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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECN TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 NORTH VERNON STREET
(No. and Street)

ARLINGTON (City) VA (State) 22201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SHAPIRO 703 371 6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ego + Company, PC. CHARLES EGO CPA
(Name – *if individual, state last, first, middle name*)

7600 Georgia Avenue NW Suite #206 Washington DC 20012
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECN Trading, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert S S
Signature

President.
Title

Diane Alford
Notary Public
Exp: 10-31-07
Arlington VA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT
OF
ECN TRADING, LLC

FISCAL YEAR ENDED
DECEMBER 31, 2004

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
(INDEPENDENT AUDITOR'S REPORT THEREON)

EGO AND COMPANY, P.C., CERTIFIED PUBLIC ACCOUNTANTS

ECN TRADING, LLC
DECEMBER 31, 2004

Table of Contents

Page

Independent Auditor's Report 1

Balance Sheet 2

Income Statement 3

Statement of Cash Flows 4

Notes to the Financial Statements 5

Schedule A- Statement of Changes in Stockholders' Equity 7

Schedule B - Computation of Net Capital 8

Schedule C - Other Supplementary Data 9

Report on Internal control Required by SEC Rule 17a-5 10



EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
ECN Trading, LLC
Arlington, VA

We have audited the accompanying balance sheet of ECN Trading, LLC (ECN), as of December 31, 2004, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of ECN's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ECN Trading, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements described in the first paragraph. The accompanying schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. The information in those schedules has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ego & Company, P.C.

Washington, DC
February 23, 2005

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

ECN TRADING, LLC
Balance Sheet
December 31, 2004

Assets:		
Cash (Note 3)	$	13,776
Accounts Receivable		-
Commission receivable		39,372
Clearing deposit (Note 4)		25,052
Computer Equipment, net (Note 5)		3,762
Total Assets	$	81,962
Liabilities & Owners' Equity:		
Liabilities:		
Accounts payable	$	7,048
Commission payable		-
Total Liabilities		7,048
Owners' Equity:		
Owners' capital		65,046
Retained earnings		9,868
Total Owner's Equity		74,914
Total Liabilities & Owners' Equity	$	81,962

The accompanying notes are an integral part of these financial statements

ECN TRADING, LLC
Income Statement
For the Year Ended December 31, 2004

REVENUES:	
Commissions revenue	$ 102,001
ECN fee income	2,648
Other income	218
Total Revenues	104,867
EXPENSES:	
Advertising	2,709
Clearing charges	24,453
Broker Dealer registration	13,415
Insurance	2,385
Postage & delivery	94
Equipment rental & repairs	380
Licenses & permits	200
Office supplies	2,863
Printing & reproduction	136
Professional fees	21,609
Telephone	2,375
Bank service charges	213
Travel & Entertainment	1,216
Rent	19,350
Utilities	287
Depreciation expense	404
Miscellaneous expense	2,910
Total Expenses	94,999
Income before provision of taxes	9,868
Provision of taxes	
Net Income/(Loss)	$ 9,868

The accompanying notes are an integral part of these financial statements

ECN TRADING, LLC
Statement of Cash Flows
For the Year Ended December 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	9,868
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		404
(Increase)/decrease in accounts receivable		-
(Increase)/decrease in commission receivable		(39,372)
(Increase)/decrease in clearing deposits		(25,052)
Increase/(decrease) in accounts payable		7,048
Increase/(decrease) in commission payable		-
Net Cash Provided by (used in) Operating Activities		(47,104)
CASH FLOW FROM INVESTING ACTIVITIES		
Net acquisition of assets		4,167
Net Cash Used in Investing Activities		4,167
CASH FLOW FROM FINANCING ACTIVITIES		
Net proceeds from owners' capital		65,047
Net Cash provided by financing activities		65,047
NET INCREASE IN CASH AND CASH EQUIVALENT		13,776
CASH AND CASH EQUIVALENT, BEGINNING OF YEAR		
CASH AND CASH EQUIVALENT, END OF YEAR	$	13,776

The accompanying notes are an integral part of these financial statements

ECN TRADING, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

1. Organization

ECN Trading, LLC (ECN) was incorporated in the state of Delaware in July 2002 to engage in the business of performing security transactions for investors and businesses (clients) as a securities broker. It does business as Trade Wall Street. It also gives its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction online. ECN operates brokerage services through one clearing organization: Pension Financial Services, Inc. ECN's clients send money directly to the clearing organization for deposit into ECN accounts. ECN collects commission fees for its services to its clients. ECN is currently registered to do business in several states, but aims to register in most states of the United States.

2. Summary of Significant Accounting Policies

a. Basis of Accounting

ECN has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned rather than when cash is received, and expenses and purchases of assets are recognized when the obligation is incurred rather than when cash is disbursed.

b. Cash and Cash Equivalents

For financial statement purposes, ECN considers demand deposits and money market funds to be cash and cash equivalents.

c. Equipment, Furniture & Fixtures and Related Depreciation

ECN capitalizes all expenditures greater than $500 for furniture and equipment. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

d. Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Cash and Cash Equivalents

ECN receives all of its revenue from fees charged for its brokerage services. During the year, ECN maintained one savings account and one checking account at Bank of America. The total cash balances at December 31, were as follows:

	2004
Savings –Bank of America	$ 3,569
Checking- Bank of America	10,207
Total	$ 13,776

4. Clearing Deposit

ECN held a clearing deposit with Pension Financial Services, Inc. as requirement for ECN to do business with Pension Financial Services, Inc. At December 31, 2004, the balance in this reserve account amounted to $25,052.

5. Fixed Assets – Computer Equipment

During the year ECN purchased two computers, which were capitalized and depreciated using the straight line method. At December 31, the balances of fixed assets and the related accumulated depreciation were as follows:

	2004
Computer equipment	$ 4,166
Less: Accumulated depreciation	(404)
Net	$ 3,762

ECN TRADING, LLC
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

Schedule A

1. Changes in Stockholders' Equity:

Balance, beginning of period	$	-
Net income (loss)		9,868
Additions (includes non-conforming capital of $0)		65,046
Deductions (includes non-conforming capital of $0)		0
Balance, end of period	$	74,914

The accompanying notes are an integral part of these schedules

ECN Trading, LLC
Computation of Net Capital Under 240.15c3-1
December 31, 2004

Schedule B

Account Name	Allowable Assets	Non-Allowable Assets	Aggregate Indebtedness	Other Liabilities	Capital Accounts
Cash (Note 3)	$13,776	$ -	$ -	$ -	$ -
Commission receivable	39,372	23			
Clearing Deposit (Note 4)	25,052				
Computer equipment, net (Note 5)		3,762			
Organizational costs, net					
Accounts payable					
Other liabilities				(7,048)	
Owner's equity					(65,046)
Retained earnings					-
Net Income					(9,868)
Totals	$78,200	$3,785	$0	$ (7,048)	($74,914)

2. NET CAPITAL COMPUTATION:

Total Assets	$ 81,962
Less: Total Liabilities	(7,048)
Net worth	74,914
Less: Subordinated Loans (approved)	-
Adjusted Net Worth	74,914
Less: Non-Allowable Assets	(3,786)
Tentative Net Worth	71,128
Haircuts	-
Undue Concentration haircuts	-
Net Capital	71,128
Less: Minimum Required Net Capital per SEC rule 15c3-1	(5,000)
Excess Net Capital	$ 66,128

3. Reconciliation of Differences:

No material differences exist between the computation of net capital above and the ECN Trading, LLC's unaudited most recent Part II or Part IIA filings.

The accompanying notes are an integral part of these schedules

ECN TRADING, LLC
Other Supplementary Data
For the Year Ended December 31, 2004

Schedule C

4. **A Computation for Determination of the Reserve Requirements**

ECN Trading, LLC is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

5. **A reconciliation, including appropriate explanations of the audited Computation of 15c3-3 Reserve Requirements and the broker's or dealer's corresponding unaudited most recent Part II or Part IIA filing shall be filed with said report when material differences exist. *If no material differences exist, a statement so indicating shall be filed.***

ECN Trading,LLC is exempt from the computation of the Reserve Requirement under Rule 15c3-3, because it is a fully disclosed Broker Dealer and does not hold any customer securities or does not accept any customer funds.

6. **Information Relating to the Possession or Control Requirements.**

ECN Trading, LLC is a fully disclosed Broker Dealer and is exempt from this requirement.

7. **A Statement of Changes in Liabilities Subordinated to Claims of General Creditors.**

There are no general creditors as of December 31, 2004

8. **A report describing any material inadequacies found to exist .**

There were no material inadequacies found by auditors to exist (see Report on page 10)

9. **A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.**

No such differences exist because ECN Trading, LLC does not have subsidiaries that would require a consolidated financial condition for ECN Trading, LLC.

The accompanying notes are an integral part of these schedules



EGO & COMPANY, P.C.

Certified
Public Accountants

Management
Consultants

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
ECN Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedules of ECN Trading, LLC (ECN), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by ECN including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because ECN does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by ECN in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems

The management of ECN is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which ECN has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

7600 Georgia Avenue, N.W.
Suite 206
Washington, DC 20012

Tel 202-726-4050
Fax 202-726-4051
Cell 301-529-6559

properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ECN's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ego & Company, P.C.

Washington, DC
February 23, 2005